UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                            Hersha Hospitality Trust
                                (Name of Issuer)

             Priority Class A Common Shares Of Beneficial Interest,
                            $0.01 Par Value Per Share
                         (Title Of Class Of Securities)

                                    427825104
                      (CUSIP Number of Class of Securities)

                         CNL Hospitality Partners, L.P.,
                          CNL Hospitality GP Corp. and
                        CNL Hospitality Properties, Inc.
                           CNL Center at City Commons
                             450 South Orange Avenue
                             Orlando, FL 32801-3336
                             Attn: Tammie A. Quinlan

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Judith D. Fryer, Esq.
                              Alan S. Gaynor, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 August 29, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  (Page 1 of 10)

--------------------------------------------------------------------------------
CUSIP No. 427825104                    13D/A                   Page 2 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON:  CNL Hospitality Partners, L.P.
                  S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 59-3516684
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) |X|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  WC (SEE ITEM 3)
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF      7.       SOLE VOTING POWER
                SHARES                 4,008,601 shares (See Item 5)*
                            ----------------------------------------------------
             BENEFICIALLY     8.       SHARED VOTING POWER
               OWNED BY
                            ----------------------------------------------------
            EACH REPORTING    9.       SOLE DISPOSITIVE POWER
                PERSON                 4,008,601 shares (See Item 5)
                            ----------------------------------------------------
                 WITH        10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,601 shares (See Item 5)
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                [  ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.9%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                  PN


* See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.



                               (Page 2 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP No. 427825104                    13D/A                   Page 3 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON:  CNL Hospitality GP Corp.
                  S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 59-3516676
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) |X|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  WC (SEE ITEM 3)
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF      7.       SOLE VOTING POWER
                SHARES                 4,008,601 shares (See Item 5)*
                            ----------------------------------------------------
             BENEFICIALLY     8.       SHARED VOTING POWER
               OWNED BY
                            ----------------------------------------------------
            EACH REPORTING    9.       SOLE DISPOSITIVE POWER
                PERSON                 4,008,601 shares (See Item 5)
                            ----------------------------------------------------
                 WITH        10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,601 shares (See Item 5)
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                [  ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.9% (See Item 5)
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                  CO


* See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.




                               (Page 3 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP No. 427825104                    13D/A                   Page 4 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. NAME OF REPORTING PERSON: CNL Hospitality Properties, Inc. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 59-3396369
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) |X|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  WC (SEE ITEM 3)
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF      7.       SOLE VOTING POWER
                SHARES                 4,008,601 shares (See Item 5)*
                            ----------------------------------------------------
             BENEFICIALLY     8.       SHARED VOTING POWER
               OWNED BY
                            ----------------------------------------------------
            EACH REPORTING    9.       SOLE DISPOSITIVE POWER
                PERSON                 4,008,601 shares (See Item 5)
                            ----------------------------------------------------
                 WITH        10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,601 shares (See Item 5)
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                [  ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.9% (See Item 5)
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                  CO


* See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.




                               (Page 4 of 10 Pages)

         This Amendment No. 1 (this "Amendment No. 1") amends the Statement of Beneficial Ownership on Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission (the "Commission") on April 30, 2003 by CNL Hospitality Partners, L.P. ("CHPLP"), CNL Hospitality GP Corp. ("CHPGP") and CNL Hospitality Properties, Inc. ("CHP" and together with CHPLP and CHPGP, the "Reporting Persons"), with respect to the Priority Class A Common Shares of Beneficial Interest, $.01 par value per share of Hersha Hospitality Trust, a Maryland real estate investment trust with its principal executive offices located at 148 Sheraton Drive, Box A, New Cumberland, Pennsylvania 17070. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

The response to Item 2 is hereby amended and restated in its entirety by the following:

(a)-(c) This statement is filed jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of CNL Hospitality Partners, L.P., a Delaware limited partnership ("CHPLP"), CNL Hospitality GP Corp., a Delaware corporation and general partner of CHPLP ("CHPGP") and CNL Hospitality Properties, Inc., a Maryland real estate investment trust and sole shareholder of CHPGP ("CHP", and together with CHPLP and CHPGP, the "Reporting Persons").

     The principal business of the Reporting Persons is acquiring interests in hotel properties. The address of the principal offices and business address of each of the Reporting Persons is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336.

The members of the board of directors of CHPGP are:

     o    Robert A. Bourne, and
     o    James M. Seneff, Jr.

The executive officers of CHPGP are:

     o    James M. Seneff, Jr., Chairman and Chief Executive Officer,
     o    Thomas J. Hutchison, III, President,
     o    Charles A. Muller, Executive Vice President,
     o    C. Brian Strickland, Executive Vice President,
     o    Robert A. Bourne, Treasurer, and
     o    Lynn E. Rose, Corporate Secretary.

The members of the board of directors of CHP are:

     o    Charles E. Adams,
     o    Lawrence A. Dustin,
     o    Craig M. McAllaster, and
     o    James M. Seneff, Jr.

The executive officers of CHP are:

     o    James M. Seneff, Jr., Chairman and Co-Chief Executive Officer,
     o    Thomas J. Hutchison, III, Co-Chief Executive Officer



                                 (Page 5 of 10)

     o    John A. Griswold, President,
     o    Charles A. Muller, Chief Operating Officer and Executive Vice
          President,
     o    C. Brian Strickland, Executive Vice President,
     o    Robert A. Bourne, Treasurer, and
     o    Lynn E. Rose, Corporate Secretary.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 is hereby supplemented by adding the following:

The Joint Venture Investment of August 29, 2003

          As of August 29, 2003, the Investment Committee of HT/CNL Metro Hotels, L.P. (the "Joint Venture Partnership"), the board of directors of CHP and the board of trustees of HT approved the acquisition of the 144-room Hampton Inn-Chelsea, in New York City, New York (the "Hampton Inn"). HLP, the general partner of the Joint Venture Partnership thereafter initiated a capital call, pursuant to which CHPLP was obligated to contribute 66.667% of the approximate $12 million cash portion of the total purchase price of the Hampton Inn (which cash portion does not include the indebtedness and closing costs of approximately $15.9 million assumed by the Joint Venture Partnership) and HLP was obligated to contribute 33.333% of such purchase price. On August 29, 2003, CHPLP contributed approximately $8 million to the Joint Venture Partnership, in exchange for 80,533 limited partnership units in the Joint Venture Partnership (the "Joint Venture Interests"). Concurrently, HLP contributed approximately $4 million to the Joint Venture Partnership (which $4 million was obtained pursuant to the transactions described in the paragraph entitled - "Securities Purchase Agreement - August 29, 2003 Subsequent Closing" below), in exchange for 40,266 limited partnership units in the Joint Venture Partnership. On August 29, 2003, the Joint Venture Partnership acquired the Hampton Inn.

Securities Purchase Agreement - August 29, 2003 Subsequent Closing

         On August 28, 2003, in connection with the contemplated acquisition of the Hampton Inn, HLP notified CHPLP that HLP was obligated to make additional capital contributions to the Joint Venture Partnership in connection with the approved acquisition of the Hampton Inn. Pursuant to its right to do so in the Securities Purchase Agreement, HLP requested CHPLP to purchase an additional 40,266 HLP Preferred Units, for a total purchase price of approximately $4 million (the amount HLP was obligated to contribute to the Joint Venture Partnership). On August 29, 2003, CHPLP completed its purchase of the additional 40,266 HLP Preferred Units. Pursuant to the terms of the Securities Purchase Agreement, HLP is obligated to use these funds to fund


                                 (Page 6 of 10)
joint venture projects and therefore contributed these funds to the Joint Venture Partnership in exchange for 40,266 limited partnership units in the Joint Venture Partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

The response to Item 4 is hereby amended and restated in its entirety by the following:

         The Reporting Persons have acquired the HLP Preferred Units and the Joint Venture Interests in private placement transactions, exempt from registration under the Securities Act and may acquire, in similar transactions exempt from registration under the Securities Act, additional HLP Preferred Units and Joint Venture Interests referred to herein for investment purposes.

         With respect to the HLP Preferred Units and Joint Venture Interests purchased, and the additional HLP Preferred Units and Joint Venture Interests that may be purchased, the Reporting Persons intend to continue to monitor the financial, operating and other developments of HT and, subject to applicable law, reserve the right, from time to time, to propose and/or undertake strategic and financial courses of action with respect to their investments in HT, and the Reporting Persons hereby further reserve the right, subject to applicable law, directly or indirectly (in a single transaction or in a series of related transactions) (subject to the restrictions set forth in the agreements described herein) (i) to seek to enhance or maximize the value of their investment and in the HT Common Shares (whether or not as members of a "group", in concert with other beneficial owners of shares, or otherwise), (ii) to acquire, at any time and from time to time, beneficial ownership of additional HT Common Shares in the open market, in privately negotiated transactions, or otherwise, (iii) to dispose, at any time and from time to time, of all or a portion of their interests in HT or HLP, (iv) to take at any time and from time to time, all such other lawful actions which may involve one or more of the types of transactions or have one or more of the results or effects described in this Item 4 of this
Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4 (including, without limitation, actions and transactions designed to acquire or sell control of HT and/or change the composition of HT's management and its Board of Trustees). The Reporting Persons' decisions and actions with respect to the foregoing would depend upon a variety of factors, including, but not limited to, market activity in the shares, an evaluation of HT's business, operations, financial condition and prospects, prevailing market and economic conditions, conditions specifically affecting the Reporting Persons, and other actions which the Reporting Persons may deem relevant to their investment decisions from time to time.

         Other than described above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

The response to Item 5 is hereby amended and restated in its entirety by the following:


                                 (Page 7 of 10)

(a)-(c) As of the date of this Amendment No. 1, the Reporting Persons beneficially owned in the aggregate 4,008, 601 shares of HT Common Shares, constituting approximately 60.9% of the outstanding HT Common Shares (based on the 2,578,703 Class A Shares outstanding on June 30, 2003, according to HT's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 13, 2003).

         Pursuant to the Standstill Agreement described in Item 3 above, CHPLP may vote its HT securities only to the extent such securities do not exceed 40% of the total issued and outstanding HT Common Shares.

         The following table sets forth certain information with respect to HT Common Shares beneficially owned by the Reporting Persons listed:

                                                          APPROXIMATE
                                NUMBER OF                PERCENTAGE OF
             NAME                SHARES               OUTSTANDING SHARES
             ----                ------               ------------------

             CHP               4,008,601                   60.9%
            CHPLP              4,008,601                   60.9%
            CHPGP              4,008,601                   60.9%

         CHPGP is the sole general partner of CHPLP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the HT Common Shares that CHPLP may be deemed to beneficially own. CHPGP, as the sole general partner of CHPLP, has the sole power to direct the voting and disposition of the HT Common Shares that CHPLP may be deemed to beneficially own.

         CHP is the sole shareholder of CHPGP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Act) of the HT Common Shares that CHPGP may be deemed to beneficially own. CHP, as the sole shareholder of CHPGP, has the sole power to direct the voting and disposition of the HT Common Shares that CHPGP may be deemed to beneficially own directly.

         Robert A. Bourne, Thomas J. Hutchison, III, Charles A. Muller, Lynn E. Rose, James M. Seneff, Jr. and C. Brian Strickland are the executive officers and/or directors of CHPGP and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the HT Common Shares that CHPGP may be deemed to beneficially own. None of the above persons has the sole power to direct the voting and disposition of the HT Common Shares that CHPGP beneficially owns and disclaims any beneficial ownership thereof.

          Charles E. Adams, Robert A. Bourne, Lawrence A. Dustin, John A. Griswold, Thomas J. Hutchison, III, Craig M. McAllaster, Charles A. Muller, Lynn
E. Rose, James M. Seneff, Jr. and C. Brian Strickland are the executive officers and/or directors of CHP and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the HT Common Shares that CHP may be deemed to beneficially own. None of the above persons has the sole power to direct the voting and disposition of the HT Common Shares that CHP beneficially owns and disclaims any beneficial ownership thereof.


                                 (Page 8 of 10)

          The filing of this Amendment No. 1 and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Charles E. Adams, Robert A. Bourne, Lawrence A. Dustin, John A. Griswold, Thomas J. Hutchison, III, Craig M. McAllaster, Charles A. Muller, Lynn
E. Rose, James M. Seneff, Jr. and C. Brian Strickland shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of each Reporting Person, except as described in this Amendment No. 1, none of the Reporting Persons, any person in control (ultimately or otherwise) of any Reporting Person, or any general partner, executive officer or director thereof, as applicable, beneficially owns any HT Common Shares, and there have been no transaction in HT Common Shares effected during the past 60 days by any Reporting Person, any person in control of any Reporting Person (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

(d) No person other than each Reporting Person has the right to receive or the power to direct the receipt of dividends from the shares of HT Common Shares held directly by each such Reporting Person or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

(e) Not applicable.





                                 (Page 9 of 10)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  September 5, 2003

                                            CNL HOSPITALITY PARTNERS, L.P.


                                            By:  CNL Hospitality GP Corp.,
                                                 its general partner


                                            By: /s/ C. Brian Strickland
                                               _________________________________
                                            Name:  C. Brian Strickland
                                            Title: Executive Vice President


                                            CNL HOSPITALITY GP CORP.


                                            By:  /s/ C. Brian Strickland
                                               _________________________________
                                            Name:  C. Brian Strickland
                                            Title: Executive Vice President


                                            CNL HOSPITALITY PROPERTIES, INC.


                                            By:  /s/ C. Brian Strickland
                                               _________________________________
                                            Name:  C. Brian Strickland
                                            Title: Executive Vice President



                                 (Page 10 of 10)